SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                             BIOSPHERE MEDICAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   09066VB103
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                                 (CUSIP Number)
                                                     with a copy to:
 Stephen Feinberg                                    Robert G. Minion, Esq.
 450 Park Avenue                                     Lowenstein Sandler PC
 28th Floor                                          65 Livingston Avenue
 New York, New York  10022                           Roseland, New Jersey  07068
 (212) 421-2600                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  April 5, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09066VB103
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     1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (entities only):

                                Stephen Feinberg
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     2)   Check the Appropriate Box if a Member of a Group (See Instructions):


         (a)                                Not
         (b)                             Applicable
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     3)   SEC Use Only
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     4)   Source of Funds (See Instructions): WC
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     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e): Not Applicable
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     6)   Citizenship or Place of Organization: United States
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      Number of                        7) Sole Voting Power:                  *
                                          --------------------------------------
      Shares Beneficially              8) Shared Voting Power:                *
                                          --------------------------------------
      Owned by
      Each Reporting                   9) Sole Dispositive Power:             *
                                          --------------------------------------
         Person With:                 10) Shared Dispositive Power:           *
                                          --------------------------------------
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     11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 539,135*
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     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions):                               Not Applicable
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     13)  Percent of Class Represented by Amount in Row (11):      5.1%*
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     14)  Type of Reporting Person (See Instructions):       IA, IN
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* Cerberus Partners, L.P. ("Cerberus") is the holder of 114,956 shares of common stock of Biosphere Medical, Inc. (the "Company"), Cerberus International, Ltd. ("International") is the holder of 229,712 shares of common stock of the Company and Stephen Feinberg individually is the holder of 152,800 shares of common stock of the Company. In addition, Cerberus and International are the holders of warrants exercisable for an additional 13,889 and 27,778 shares of common stock of the Company, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned individually by him and by each of Cerberus and International. Thus, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 539,135 shares of common stock of the Company, or 5.1% of those deemed issued and outstanding. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $.01 per share (the "Shares"), of Biosphere Medical, Inc. (the "Company"), whose principal executive offices are located at 1050 Hingham St., Rockland, Massachusetts 02370.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and the investment manager for Cerberus International, Ltd. ("International"). Mr. Feinberg, Cerberus and International are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All funds used to purchase the securities of the Company described herein came directly from the assets of Cerberus, International and Steven Feinberg, respectively. Approximately $1,168,000, $2,395,000 and $1,788,000 was used by Cerberus, International and Stephen Feinberg individually, respectively, to purchase the securities of the Company described in this Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to in Item 5 is for investment purposes and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth herein the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as of March 16, 2001, there were issued and outstanding 10,597,422 Shares. As of April 5, 2001, Cerberus is the holder of 114,956 Shares, International is the holder of 229,712 Shares and Stephen Feinberg individually is the holder of 152,800 Shares. In addition, Cerberus and International are the holders of warrants exercisable for an additional 13,889 and 27,778 Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by him and by each of Cerberus and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 539,135 Shares, or 5.1% of those deemed issued and outstanding.

          In addition, as of April 5, 2001, an employee of Cerberus personally holds 165,088 Shares, and warrants exercisable for an additional 3,472 Shares. However, Stephen Feinberg does not exercise any voting, investment or other authority with respect to the securities of the Company held by such employee, and Stephen Feinberg and such employee at all times act independent of one another with respect to the securities of the Company.

          During the past sixty days, the only transactions in Shares by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which, other than as noted below, were effected in ordinary brokers transactions):

                             Cerberus Partners, L.P.

                                    Purchases

    Date                            Quantity                            Price

 March 6, 2001                      30,000*                            $10.98
 March 7, 2001                       1,300                              10.99
 March 13, 2001                      4,200                              10.72
 March 14, 2001                      2,000                              10.98
 March 20, 2001                      1,200                              11.35
 March 21, 2001                      1,400                              11.11
 March 22, 2001                      6,000                              11.36
 March 26, 2001                        700                              12.00
 March 28, 2001                      2,500                              12.07
 March 29, 2001                      2,800                              12.48
 April 2, 2001                       1,700                              12.20
 April 4, 2001                       1,900                              11.80
 April 5, 2001                       3,700                              11.73


          *Represents a transfer from Cerberus International, Ltd. to Cerberus Partners, L.P. in a private transaction between such parties.


                                      Sales

                                      NONE

                          Cerberus International, Ltd.

                                    Purchases

      Date                          Quantity                        Price

 February 26, 2001                    2,400                        $10.91
 February 27, 2001                    8,500                         10.89
   March 1, 2001                     52,100                         11.02
   March 2, 2001                     17,000                         10.89
   March 5, 2001                      5,000                         10.96
   March 7, 2001                      2,700                         10.99
   March 13, 2001                     8,300                         10.72
   March 14, 2001                     4,000                         10.98
   March 20, 2001                     2,400                         11.35
   March 21, 2001                     2,800                         11.11
   March 22, 2001                    12,000                         11.36
   March 26, 2001                     1,300                         12.00
   March 28, 2001                     5,100                         12.07
   March 29, 2001                     5,700                         12.48
   April 2, 2001                      3,300                         12.20
   April 4, 2001                      3,700                         11.80
   April 5, 2001                      7,300                         11.73

                                      Sales

     Date                           Quantity                        Price

 March 6, 2001                       30,000*                       $10.98


          *Represents a transfer from Cerberus International, Ltd. to Cerberus Partners, L.P. in a private transaction between such parties.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            April 16, 2001


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen  Feinberg,  individually   and
                                          in  his  capacity   as   the  managing
                                          member of Cerberus Associates, L.L.C.,
                                          the   general  partner   of   Cerberus
                                          Partners,  L.P., and as the investment
                                          manager   for  Cerberus International,
                                          Ltd.



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).